SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February 12, 2009

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 3, 2008 to February 11, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary

Date:	12 February, 2009

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2009 – 5AWC

Alternate Director Appointment

Alumina Limited’s new Chief Financial Officer, Judith Downes, was appointed as an alternate director to Mr John Pizzey following the retirement of Mr Ken Dean, the previous alternate to Mr Pizzey.

Public announcements concerning directors’ interests are attached.

Stephen Foster
Company Secretary

4 February 2009

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Judith Susan DOWNES

Date of appointment	29 January 2009

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

NIL

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. NIL	Number & class of Securities

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	NIL

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Kenneth Alfred DEAN

Date of last notice	7 October 2008

Date that director ceased to be director	29 January 2009

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

22,403	Fully paid Alumina Limited ordinary shares

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest NIL	Number & class of securities

Part 3 – Director’s interests in contracts

Detail of contract	NIL

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 6AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

Mr Bevan has a beneficial interest in performance rights allocated under the Alumina Employee Share Plan. Fully paid ordinary shares were acquired on market by the Trustee of the Plan in relation to potential future vesting of such performance rights.

Stephen Foster
Company Secretary

10 February 2009

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John BEVAN

Date of last notice	26 November 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlements to shares held by the Alumina Employee Share Plan Pty Ltd (trustee of Alumina Employee Share Plan) on behalf of Mr Bevan.

Date of change	5 February 2009 and 6 February 2009

No. of securities held prior to change	108,360 fully paid ordinary shares by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

Number acquired	191,600

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change

108,360 fully paid ordinary shares by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

191,600 fully paid ordinary shares in Alumina Limited not vested and indirectly held, subject to future performance testing under the Alumina Employee Share Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Mr Bevan has been granted 191,600 Performance Rights under the Long Term Incentive Plan (Alumina Employee Share Plan), subject to shareholder approval being granted at the Company’s 2009 Annual General Meeting.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 7AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

Stephen Foster
Company Secretary

10 February 2009

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John BEVAN

Date of last notice	10 February 2009

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary

Date of change	6 February 2009

No. of securities held prior to change

108,360 fully paid ordinary shares by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

191,600 fully paid ordinary shares in Alumina Limited not vested and indirectly held, subject to future performance testing under the Alumina Employee Share Plan.

Number acquired	57,777

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.125 per ordinary share

No. of securities held after change

166,137 fully paid ordinary shares by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

191,600 fully paid ordinary shares in Alumina Limited not vested and indirectly held, subject to future performance testing under the Alumina Employee Share Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 8AWC

Attached is an announcement released today by Standard & Poor’s advising that Alumina Limited’s long term credit rating has been placed on credit watch negative.

Alumina Limited announced its annual results on 3 February 2009 and these results are available on its website.

Stephen Foster
Company Secretary

11 February 2009

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alumina Ltd. Ratings Placed On CreditWatch Negative Following Alcoa Downgrade And Rising Financial Pressure

Melbourne, Feb. 11, 2009–Standard & Poor’s Ratings Services today said that it had placed its ‘BBB+’ long-term corporate credit rating on Alumina Ltd. on CreditWatch with negative implications following the recent lowering of our long-term rating on Alumina’s partner in the Alcoa World Alumina and Chemicals (AWAC) joint venture, Alcoa Inc. (BBB-/Negative/A-3), by two notches. The CreditWatch placement also reflects our continued concerns with Alumina’s financial metrics, which are weak for the ‘BBB+’ rating and remain under pressure from depressed aluminum prices that have coincided with a heavy capital-expenditure program.

“We expect to resolve the CreditWatch placement within one month and will consider the implications to Alumina’s credit quality from the recent lowering of the Alcoa rating. We will also review Alumina’s financial metrics in light of the persistent headwinds from global slowing demand and the weak pricing environment. The rating is likely to be lowered one or two notches,” Standard & Poor’s credit analyst Peter Sikora said.

About Standard & Poor’s

Standard & Poor’s, a division of The McGraw-Hill Companies (NYSE:MHP), is the world’s foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 8,500 employees, including wholly owned affiliates, located in 23 countries and markets, Standard & Poor’s is an essential part of the world’s financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com.au

Media Contact:

Sharon Beach, Melbourne, (61) 3 9631 2152, Sharon_beach@standardandpoors.com

Credit Analysts

Peter Sikora, Corporate Ratings, peter_sikora@standardandpoors.com

May Zhong, Corporate Ratings, may_zhong@standardandpoors.com

www.standardandpoors.com.au